17004846

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SEC Mail Processing Section

FEB 27 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George McKelvey Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 Highway 34
(No. and Street)

Manasquan	New Jersey	08736
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert McKelvey 732-449-5323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 Route 34	Matawan	New Jersey	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert McKelvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George McKelvey Company, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

SUSAN M. STUKANE
Commission # 2331194
Notary Public, State of New Jersey
My Commission Expires
July 08, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC.
Financial Statements and
Supplementary Information
December 31, 2016

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of George McKelvey Co., Inc.

We have audited the accompanying statement of financial condition of George McKelvey Co., Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of George McKelvey, Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George McKelvey Co., Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America

Schedule I – Computation of Net Capital under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of George McKelvey Co., Inc. financial statements. The supplemental information is the responsibility of George McKelvey Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 23, 2017

GEORGE McKELVEY CO., INC.
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	11,324
Receivable from clearing organization		56,419
Receivables from investment advisory fees		383,166
Temporary investments		108,783
Securities pledged under subordination agreement		300,000
Furniture and equipment , at cost, less accumulated depreciation of $145,860		58,455
Other assets		35,096
	$	953,243

Liabilities and Stockholders' Equity		
Accounts payable, accrued expenses, and other liabilities	$	166,779
Subordinated borrowings		300,000
		466,779
Stockholders' equity		
Common stock, $.10 par value, authorized 2,500 shares issued 100 shares		25,000
Paid-in capital		48,167
Retained earnings		413,297
Total stockholders' equity		486,464
	$	953,243

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
Statement of Income
for the Year Ended December 31, 2016

Revenue	
Commissions	$ 471,567
Investment advisory fees	4,657,922
Other income	91,296
Total revenue	5,220,785
Expenses	
Salaries and other employment costs for voting stockholder officers	2,300,387
Employee compensation and benefits	2,111,308
Commissions paid to other broker-dealers	204,405
Regulatory fees and expenses	47,280
Depreciation	5,028
Occupancy	154,260
Other expenses	324,171
Total expenses	5,146,839
Income before income taxes	73,946
Provision for income taxes	15,193
Net income	$ 58,753

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
Statement of Changes in Shareholders' Equity
for the Year Ended December 31, 2016

	Capital Stock Common	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance, January 1, 2016	$ 25,000	$ 48,167	$ 354,544	$ 427,711
Net income			58,753	58,753
Balance, December 31, 2016	$ 25,000	$ 48,167	$ 413,297	$ 486,464

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
Statement of Changes in Subordinated Borrowings
for the Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	$ 300,000
Changes in subordinated borrowings	-
Subordinated borrowings at December 31, 2016	$ 300,000

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
Statement of Cash Flows
for the Year Ended December 31, 2016

		2016
Cash flows from operating activities		
Net income		$ 58,753
Adjustments to reconcile net income to net cash provided by Operating activities:		
Depreciation	5,028	
(Increase) decrease in operating assets:		
Net receivable from clearing organization	6,038	
Net receivable from customers	(17,888)	
Other Assets	(7,431)	
Increase (decrease) in operating liabilities:		
Other liabilities	27,806	
Total adjustments		13,553
Net cash used in operating activities		72,306
Cash flows from investing activities		
Purchase of furniture and equipment	(50,717)	
Purchase of temporary investments	(41,986)	
Net cash provided by investing activities		(92,703)
Decrease in cash		(20,397)
Cash at beginning of the year		31,721
Cash at end of the year		$ 11,324
Supplemental cash flows distribution		
Income tax payments		$ 4,026

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
Notes to Financial Statements
December 31, 2016

NOTE 1: Organization and Nature of Business

George McKelvey Co., Inc. (the "Company") is a corporation organized in 1973 under the laws of New Jersey. The Company is duly registered and approved as a broker-dealer and investment advisor with the Financial Industry Regulatory Authority (FINRA) and Securities and Exchange Commission (SEC) on May 18, 1973 and September 4, 1990, respectively.

NOTE 2: Significant Accounting Policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking and investment advisory.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions

Commissions and related clearing expenses are recorded on the settlement date basis as securities transactions occur.

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

NOTE 2: Significant Accounting Policies (continued)

The Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2016. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statement of income. The Company did not recognize any interest and penalties for the year ended December 31, 2016. The tax years subject to examination by the taxing authorities are the years ended December 31, 2016, 2015 and 2014.

Depreciation

Depreciation is provided on a straight-line basis in the current period using estimated useful lives of five years to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Operating Leases

The Company has one operating lease for office space and accounts for its operating lease according to the provision of ASC 840.

NOTE 3: Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3: Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available; representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets are securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP.

The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

The Company's management at the year-end has reviewed their assets and liabilities and in their opinion the book value is the same as estimated fair value at December 31, 2016.

NOTE 4: Clearing Broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $50,000. As of December 31, 2016, a deposit in the amount of $6,419 for 2016 is included in receivable from clearing broker on the accompanying statements of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 5: Bank Loan

Effective August 27, 2008, the Company obtained a line of credit in the amount of $100,000 from Wells Fargo. All borrowings are collateralized by various assets of the Company and are personally guaranteed by the Officers-Shareholders. Interest accrues at the Bank's prime lending rate (3.75% as of December 31, 2016). There is no outstanding loan balance at the year end.

NOTE 6: Concentrations

All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Substantially all of the Company's assets are held at the clearing broker and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets held at the clearing broker.

NOTE 7: Pension and Other Postretirement Benefit Plans

The Company maintains a qualified retirement program in accordance with Section 401(k) of the Internal Revenue code. The Company provided a retirement contribution of $70,506 for the year ended December 31, 2016. The plan provides for an employer contribution of 3% of all eligible employees' compensation.

NOTE 8: Regulatory Requirements

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2016, the Company had net capital of $307,572 which exceeded requirements by $57,572. The Company's net capital ratio was .54 to 1.

NOTE 9: Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 9: Guarantees (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with the acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company with its clearing agent National Financial Services, LLC has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses including without limitation those asserted by its customers if any employee or agent of National Financial Services, LLC has acted improperly.

NOTE 10: Commitments and Contingent Liabilities

Effective November 19, 2016, the Company entered into a lease with a related party for office facilities for a term of 5 years. The lease agreement requires monthly rental payment of $9,900 in years one, two and three, $10,100 in year four and $10,300 in year five. The Company is responsible for all utilities, insurance, maintenance costs and real estate taxes. The lease expires on December 31, 2021, and it will automatically renew for an additional period of three months per renewal term during which the price will increase based on the average annual increase in the CPI for the preceding year. Rent expense in 2016 was $154,260.

Future minimum lease payments under the lease for the years ended December 31, are as follows:

2017	$ 118,800
2018	118,800
2019	118,800
2020	121,200
2021	123,600
Total	$ 601,200

NOTE 11: Related Party Transaction

The Company leased office facility for the year 2016, partially owned by a shareholder of the Company. Based on the agreement, the monthly rent payments of $11,700 were paid through December 31, 2016.

On November 19, 2016, the Company entered into a lease agreement with BR&D Realty, LLC which is owned by its majority shareholders.

Total rent expense to related parties were $154,260 for the year ended December 31, 2016.

NOTE 12: Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2016, are listed in the following:

Subordinated Secured Demand Notes, zero percent due	
November 20, 2018	$300,000

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The subordinated borrowings are collateralized by securities pledged by the three principals of the Company.

The fair value of subordinated borrowings is $405,004.

NOTE 13: Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through February 23, 2017, its financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would required to be recognized in the financial statements as of December 31, 2016.

Schedule 1
GEORGE McKELVEY CO., INC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

Net Capital		
Total stockholders' equity		$ 486,464
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		486,464
Add:		
Subordinated borrowings allowable in computation of net capital		300,000
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		786,464
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 58,455	
Other assets	418,261	476,716
Net capital before haircuts on securities positions (tentative net capital)		309,748
Haircuts on securities		
Trading and investment securities		2,176
Net capital		$ 307,572
Aggregate indebtedness		
Short-term bank loan	$ -	
Accounts payable, accrued expenses and other liabilities	166,779	
Total aggregate indebtedness	$ 166,779	
Computation of basic net capital requirement		
Minimum net capital required: (6.67% of aggregate indebtedness)	$ 11,119	
Minimum dollar net capital requirement	250,000	
Net capital requirement (greater of minimum required)		$ 250,000
Excess net capital		$ 57,572
Excess net capital at 1,000 percent		$ 290,894
Percentage of aggregate indebtedness to net capital		54.22%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		38.15%
Ratio: Aggregate indebtedness to net capital		.54 : 1

Note: There are no material differences between the computations of net capital presented above and the computation of net capital reported in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

Schedule II
GEORGE McKELVEY CO., INC.
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are expected to clear through National Financial Services, LLC on a fully disclosed basis. During the year ended December 31, 2016, the Company did not hold customers' funds or securities.

GEORGE McKELVEY CO., INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2016

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of George McKelvey Co., Inc.

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Under Rule15c3-3 of the Securities and Exchange Commission, in which (1) George McKelvey Co., Inc. identified the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) George McKelvey Co., Inc. stated that George McKelvey Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. George McKelvey Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about George McKelvey Co., Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 23, 2017

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

GEORGE McKELVEY CO., INC.
Rule 15c3-3 Exemption and Compliance Reports
December 31, 2016

George McKelvey Co., Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Rule 15c3-3 Exemption Report

In accordance with FINRA membership agreement, as applicable, George McKelvey Co., Inc., (the "Company") is designated to operate under the exemption provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2016, without exception.

Rule 15c3-3 Compliance Report

George McKelvey Co., Inc. registered representatives' act as Trustees for a small number of non-family related trust accounts. In all instances, all customer transactions are expected to clear through National Financial Services, LLC on a fully disclosed basis. During the year ended December 31, 2016, the Company did not hold customers' funds or securities.

In this regard, to the best knowledge and belief of the Company, it is in compliance in all material respects with the financial responsibility rules as of its fiscal year end; the information used to assert compliance with the financial responsibility rules was derived from the Company's books and records; and the internal controls over compliance with the financial responsibility rules were effective during the year ended December 31, 2016, with no exceptions.

George McKelvey Co., Inc.

I, Robert G. McKelvey, swear (or affirm) that, to my best knowledge and belief, these Reports are true and correct.

Robert G McKelvey

Signature

MANAGING DIRECTOR

Title

February 23, 2017

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of George McKelvey Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by George McKelvey Co., Inc and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating George McKelvey Co., Inc's compliance with the applicable instructions of SIPC-7. George McKelvey Co., Inc's management is responsible for George McKelvey Co., Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported on Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with focus reports and general ledger to the date the financials were available to be issued, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, focus reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
February 23, 2017

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

GEORGE McKELVEY CO., INC.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

SIPC-7- General Assessment for the year ending December 31, 2016:	$12,033
Less amount paid- July 12, 2016, Check No. 32575	6,156
Amount due with Form SIPC-7, paid January 25, 2017, Check No. 32842	$ 5,877

George McKelvey Co., INC.

FOUNDED 1960

**A REGISTERED INVESTMENT ADVISOR
AND SECURITIES BROKER-DEALER**

JOHN C. ALEXANDER III
JESSICA C. BAUMGARTNER
KIMBERLY A. CALDWELL
ROBERT A. GIUNCO, JR.
SHARON C. JONES
RICHARD LOONEY
ROBERT G. MCKELVEY
MICHAEL J. MESSINGER
DARAVY SON
KIM TRZECIAK

2410 STATE HIGHWAY 34
MANASQUAN, NEW JERSEY 08736
PHONE 732-449-5323
800-449-5322
FAX 732-974-9107
WWW.GEORGEMCKELVEY.COM

February 27, 2017

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

Securities and Exchange Commission
Registrations Branch
Mailstop 8031
100 F Street NE
Washington, DC 20549

Dear Sir or Madam:

Enclosed please find a copy of our audited financial statement for the year ending December 31, 2016 and a copy for public inspection. We have also included a copy of the Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (SIPC-7) for your review.

If you have any questions, please call me at 732-449-5323.

Sincerely,

Andrew T. Foerst
Vice President

Encl: